Exhibit 99.2

 CORPORATE PRESENTATION  AAV + RENAL STRATEGY  May 2026

 Important Notice and Disclaimer  This presentation has been prepared by InflaRx N.V. (“InflaRx” or “we”). This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction in which such offer or solicitation would be unlawful prior to the registration or qualification of such securities under the securities law of any such jurisdiction.  Cautionary statement regarding forward looking statements  This presentation contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this presentation and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements include, without limitation, statements about the following: the success of our future clinical trials for vilobelimab’s treatment of other debilitating or life-threatening inflammatory indications, including ARDS; the potential strategic transactions or collaborations, including a potential partnership of izicopan, or vilobelimab for PG; the success of our future clinical trials for izicopan, and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials; the timing, progress and results of preclinical studies and clinical trials of vilobelimab, izicopan and any other product candidates, including for the development of vilobelimab in several indications and other virally induced ARDS, HS and CSU, and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with and the receptiveness and approval by regulators regarding the results of clinical trials and potential regulatory approval or authorization pathways, including our BLA submission for GOHIBIC (vilobelimab); the timing and outcome of any discussions or submission of filings for regulatory approval of vilobelimab, izicopan or any other product candidate, and the timing of and our ability to obtain and maintain full regulatory approval and/or market authorization of vilobelimab or izicopan for any indication; our ability to leverage our proprietary anti-C5a and anti-C5aR technologies to discover and develop therapies to treat complement-mediated immunological and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab, izicopan and any other product candidates, and the scope of such protection; whether the FDA or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; the success of our future clinical trials for vilobelimab, izicopan and any other product candidates and whether such clinical results will reflect results seen in previously conducted preclinical studies and clinical trials; our expectations regarding the size of the patient populations for, the market opportunity for, the medical need for and clinical utility of vilobelimab, izicopan or any other product candidates, if approved or authorized for commercial use; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of any development candidate in the United States and Europe; our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if, approved or authorized, any commercial sales; if any of our product candidates obtain regulatory approval or authorization, our ability to comply with and satisfy ongoing drug regulatory obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval or commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors and other therapeutic products being developed in similar medical conditions in which vilobelimab, izicopan or any other of our product candidates is being developed or our industry; and other risk factors discussed under the “ITEM 3. Key information––Risk factors” section of our Annual Report on Form 20-F. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. You should refer to the “ITEM 3. Key information––Risk factors” section of our Annual Report and risks described in our subsequent SEC filings for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. As a result of these factors, we cannot assure you that the forward-looking statements in this presentation or in our Annual Report will prove to be accurate. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should, however, review the factors and risks and other information we describe in the reports we will file from time to time with the SEC after the date of this presentation.  CONTROLLING INFLAMMATION

 Important Notice and Disclaimer  Information and sources  Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources, as well as InflaRx’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. All market data and other information from third-party sources involve a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, while we believe our own internal research is reliable, such research has not been verified by any independent source.  About InflaRx  InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize highly potent and specific inhibitors of the complement activation factor C5a and its receptor, C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx‘s lead program is izicopan (INF904), an orally administered small molecule inhibitor of C5a-induced signaling via the C5a receptor, which has shown promising PK/PD characteristics as well as therapeutic potential in Phase 1 and Phase 2a clinical studies. The company is developing izicopan for the treatment of several inflammatory diseases, including hidradenitis suppurativa (HS). The Company has also developed vilobelimab, a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies.  InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.de. InflaRx GmbH (Germany) and InflaRx Pharmaceuticals Inc. (USA) are wholly owned subsidiaries of InflaRx N.V. (together, InflaRx).  CONTROLLING INFLAMMATION

 Izicopan: A next-generation C5aR inhibitor for AAV and broader renal  Izicopan is an oral inhibitor of C5a/C5aR, a critical driver of the inflammatory cascade  C5aR has been validated from a clinical, regulatory and commercial perspective in AAV  Further validation in AAV provided by promising clinical data with C5a antibodies vilobelimab and BDB-001  AAV market growth and regulatory scrutiny related to the marketed comparator, avacopan, has provided InflaRx a clear and present opportunity with its next generation C5aR inhibitor, izicopan  By improving upon the significant limitations of the marketed comparator, izicopan has potential best-in-class properties  Faster onset of action and higher target coverage leading to potentially differentiated efficacy  Cleaner safety profile with low risk of liver toxicity and drug-drug interactions  More convenient dosing with the potential for lower pill burden and once-daily dosing  Given its class-leading properties izicopan has the potential to improve upon the ~$1.3B peak sales estimate* of avacopan  Izicopan could also address significant unmet needs and large commercial markets across broader I&I, including renal indications such as aHUS, IgAN, C3 glomerulopathy, and others  Strong IP position and a team with proven track record of delivering clinical and regulatory successes  I&I [immunology & inflammation]. AAV [ANCA-associated vasculitis]. aHUS [atypical hemolytic uremic syndrome]. IgAN [immunoglobulin-A nephropathy]. * FactSet estimates, March 2026.  4

InflaRx Pipeline: Targeting the C5a–C5aR1 axis to control inflammation

		INDICATION	PRECLIN	PHASE 1	PHASE 2	PHASE 3	MARKET	STATUS & MILESTONES
I&I	**izicopan** *Oral C5aR inhibitor*	ANCA-associated vasculitis						Phase 2b planning ongoing
		other renal indications						Additional renal indications such as aHUS, IgAN, C3G, and others
		HS + CSU						Topline Phase 2a reported
		broader I&I						Additional indications in immuno-dermatology, hematology, neurology and others
CRITICAL CARE	**Gohibic vilobelimab** *C5a inhibitor*	critical COVID-19						US EUA granted*
		SARS-CoV-2-induced ARDS						Approved by European Commission*
		broader ARDS						Phase 2 "Just Breathe" ASPR/BARDA clinical platform study
DERM	**vilobelimab** *C5a inhibitor*	pyoderma gangrenosum						Phase 3 reported**
OTHER	**IFX002** *C5a inhibitor*	vilobelimab life-cycle approach						For optimized use in chronic inflammatory indications

*Commercial partnering and distribution options in the US and EU being considered.
** Phase 3 stopped early for futility at interim analysis, FDA interaction considered.

aHUS [atypical hemolytic uremic syndrome]. **IgAN** [immunoglobulin-A nephropathy]. **C3G** [anti-C3 glomerulopathy].

inflaRx / 5

Izicopan prevents binding of C5a to C5aR1

Complement Pathways		
Classical	Lectin	Alternative
Antibody binding	Mannose binding	Foreign surfaces

↓

C3 activation

C5-convertases



1 through C5 convertases (complement mediated)
MG7 domain
C5
scissile bond
2 through enzymatic cleavage at scissile bond (thrombin, trypsin, elastase, etc.)
C5a
C5aR1
izicopan

Advantages of blocking C5aR with izicopan

- Blocking C5 or further upstream (e.g., with eculizumab and related antibodies) **does not adequately inhibit C5a/C5aR1 signaling**
- A small molecule oral compound should have better tissue penetration and better ability to control C5a/C5aR1 signaling at the site of inflammation
- C5aR1 is selectively expressed on various immune and tissue cells, and blocking C5aR1 will not be impacted by increasing C5a generation

inflaRx / 6

Izicopan's "triple threat" for a potential best-in-class agent in AAV

Superior PK/PD profile in Phase 1 and Phase 2 studies compared to reported data from marketed comparator avacopan *

- **~10-fold higher AUC_{last} and ~3-fold higher C_{max}** (Phase 1)
- **Significantly increased blocking activity** >90% blocking of C5a activity
- **Faster achievement** of therapeutic exposure - within the first week vs 13 weeks for avacopan

Improved safety profile

- **No signals of safety concern** (>180 humans exposed, clean GLP toxicology studies)
- **No time dependent CYP3A4 inhibition** (IC_{50} > 100 µM) as measured via Ki-based TDI study

Dosing advantages

- 30mg per capsule (vs 10mg for avacopan) **and potential for once-daily dosing**

Izicopan potential advantages

Faster onset of action + higher target coverage + differentiated efficacy

Cleaner safety profile with low risk of liver toxicity and drug-drug interactions

More convenient dosing, with lower pill burden and QD potential



Avacopan 30mg
INF904 3mg
INF904 10mg
INF904 30mg
INF904 60mg
INF904 120mg
INF904 240mg
Plasma Conc. (ng/ml)
Time (hr)
Avacopan* 30mg



Trough Concentrations (Mean + SD) in HS/CSU Ph2a 1
Izicopan 60mg CSU
Izicopan 60mg HS
Avacopan steady state (week 13)

***InflaRx data on file:** PK Results From Single Ascending Dose (SAD) Phase 1 study – note: Avacopan data (Becker et al, 2016, PLoS One) are superimposed in graph for orientation. Avacopan was not included as a comparator in INF904 Phase I study. PD Results from multiple ascending dose (MAD) Phase 1 study.

1: Preliminary PK results of pooled patients: 10 - 11 HS patients (60mg bid) and 10 -11 CSU patients (60mg bid). Steady state plasma levels of avacopan (NDA filing for ANCA-associated vasculitis, 75-100 patients) are reached by 13 weeks and the accumulation is approximately 4-fold.

inflaRx / 7

Izicopan's improved chemistry, metabolic & safety features

Feature	Avacopan	Izicopan	Key differentiation for izicopan
Medicinal chemistry	Used as a lead compound series for the development of izicopan	Further structure-activity optimization performed	Izicopan **has improved PK/PD profiling in humans and improved safety features** (e.g. metabolic stability and CYP inhibition)
Chirality	2 chiral centers	3 chiral centers	The extra stereocenter in izicopan **provides additional conformational control, significantly improving physiochemical properties and druggability**
Solid-state form	Crystalline	Amorphous	The amorphous form of izicopan supports **faster absorption and quicker attainment of therapeutic exposure** Izicopan therapeutic exposure reached in days to one week, vs 13 weeks for avacopan
CYP inhibition	Time dependent inhibitor of CYP3A4	Ki/Kinact assay demonstrates: No inhibition of CYP3A4 (IC50 >100 µM) No time dependent inhibition (TDI)	**Avacopan CYP3A4 inhibition raises risk of drug–drug interactions** and may slow clearance of co-medications (incl. steroids), potentially contributing to liver toxicity. This is **not a concern with izicopan**
Metabolic stability	Lower stability and high CYP-mediated turnover in human liver microsome (HLM) and human hepatocyte (HH)	Very high stability and very low CYP-mediated turnover in HLM and HH	**Izicopan demonstrates high metabolic stability**, with very low intrinsic clearance and long half-lives in both HLM and HH, compared with avacopan, suggesting a substantially reduced risk of reactive metabolite formation.
GSH-trapping in vitro **(reactive metabolites)**	Rapid and high-level of formation of multiple structurally diverse thiol conjugates, indicating extensive oxidative bioactivation via multiple pathways	Minimal formation of thiol conjugates, with levels remaining consistently low throughout the incubation, supporting a low oxidative bioactivation profile	Total reactive conjugate signal for **avacopan exceeding 100-fold higher than izicopan at early time points** (5 and 10 minutes), consistent with rapid initial bioactivation. This elevated reactive metabolite burden persisted over time, with **avacopan remaining more than 10-fold higher than izicopan at 20 and 40 min**

inflaRx / 8

Izicopan shows ~2x the inhibitory effect in vivo compared to avacopan

Inhibition of in vivo neutrophil activation by izicopan compared to avacopan*



120
100
80
60
40
20
0
% Inhibition
p<0.01
50%
90%+
Vehicle
Avacopan
(10mg/kg oral)
Izicopan
(10mg/kg oral)

Plasma concentration sampled at **8 hours**:

Izicopan = **538 ng/mL**

Avacopan-like molecule = **119 ng/mL**

APPROXIMATELY **2X** **izicopan doubled the in vivo inhibitory effect** at comparable dose when tested head-to-head with avacopan.

The **strongly improved PK features of izicopan** (plasma exposure) may drive the ability to increase efficacy in vivo.

Experiment: Challenge of rodents with C5a leads to neutrophil activation and consequent adherence (sticking) of neutrophils to the endothelial cell wall of vessels = mimicking a neutropenia (vehicle). This effect can be completely inhibited when C5aR activation is blocked.

Note: Izicopan dosing within this experiment exerts an approximately 4.5-fold higher plasma level 8 h after dosing when compared to the identical dosing with avacopan*.

Source: InflaRx data on file.
*Avacopan synthesized based on the published structure and publicly available data.

InflaRx / 9

 ANCA-associated vasculitis (AAV)  CONTROLLING INFLAMMATION

ANCA-associated vasculitis (AAV)

Clinical features

- Rare, life-threatening autoimmune disease, characterized by necrotizing vasculitis
- Life-threatening flare phases affect organs, leading to potentially fatal organ dysfunction and failure
- Predominantly affecting small vessels associated with anti-neutrophil cytoplasmic antibodies (ANCA) leading to complement activation

Prevalence

- Orphan drug market
- Roughly 60K - 120K in US (2021 estimate) – increasing likely due to advanced diagnosis
- Roughly 75K patients in Europe
- In China, microscopic polyangiitis (MPA; p-ANCA/MPO; 80-90%) is more common than GPA (granulomatosis with polyangiitis; c-ANCA/PR3) vs western countries with ~60% p-ANCA (less severe form)
- Renal function is commonly impaired with prevalence in MPA > GPA

Current treatment & medical need

- Induction of remission critical during flare phases
  - Induction treatment differs from maintenance therapy and consists of high dose corticosteroids plus either cyclophosphamide or rituximab
- Induction of remission therapy has significant side effects

A LIFE-THREATENING AUTOIMMUNE CONDITION



Bb
C3d
C5b-9
AAV
Normal
AAV
Normal
a
b
c
d
e
f
g
h
i
j
k
l

Expression of complement activation products in renal samples from patients with AAV.
Immuno-histochemistry staining of Bb, C3d and C5b–9 in the glomerulus (a-f) and small vessels (g-l).

Source: Chen, Jayne and Zhao. Complement in ANCA-associated vasculitis: mechanism and implication for management.

inflaRx / 11

The key role of C5a/C5aR in AAV pathophysiology

C5a-driven vicious cycle in ANCA

- ANCAs trigger complement activation/C5a generation, leading to neutrophil activation
- ANCAs can activate primed neutrophils to undergo respiratory burst and degranulation, as well as NETosis
- Neutrophil activation can lead to endothelial cell injury, NETosis and tissue damage, enhancing complement activation and C5a production
- Forming a vicious cycle: ANCA/C5a -- neutrophil activation – vascular injury and NETosis – C5a generation

Proposed model for the interaction of ANCA, neutrophils and complement activation in the pathogenesis of AAV



C6
C7
C8
C5b
C9
C5a
Neutrophil
Chemotaxis priming
Neutrophil activation
(O_2^-, enzymes, NETs)
Booster of cytokines
Vascular damage/TMA
Tissue damage
Complement system activation and coagulation system activation
C5a
PR3
MPO
ANCA
Microparticles
Neutrophil activation
O_2
Endothelium injury
Endothelial cell
TF
NETs

Chen et al. Nat Rev Nephrol 2017, 13(6):359

inflaRx / 12

Izicopan in AAV – A proven large market opportunity

- Market for C5aR inhibitor **avacopan (marketed as Tavneos) estimated to be ~$1.3B***
- **MoA has been established and accepted** to drive organ dysfunction in AAV
- With avacopan under regulatory scrutiny, a safer drug with faster onset and more convenient dosing **could significantly expand this opportunity**

What US physicians think**

- C5aR inhibition is typically **initiated during major flares**
- Treatment duration varies between 6 and 48 months
- C5aR inhibition is mainly used by physicians for:
  - **Glucocorticoid reduction**
  - **Renal function preservation**
- Avacopan tox signals **are an issue for physicians**
- "Product X" with an improved tox profile, faster onset of action and once-daily dosing could capture **strong share of new AAV patient starts, and promote switching from avacopan**:
  - Survey: "Product X" share of new patient starts could be 55% vs 15% for avacopan
  - Survey: 45% of current avacopan patients could switch to "Product X"

C5aR inhibition is a well established and accepted MoA in AAV
Izicopan´s profile could significantly expand the market >$1.3bn



Tavneos Global Sales ($M) Estimates
US
ex-US
Global Sales ($ millions)
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
2023A $230 $104 $126
2024A $454 $198 $256
2025A $681 $258 $423
2026E $805 $293 $512
2027E $921 $322 $599
2028E $1,041 $346 $695
2029E $1,165 $371 $794
2030E $1,270 $393 $877

Note: Ex-US Tavneos sales include sales booked by Amgen ex-US marketing partners.

* **March 2026**: Guggenheim Securities, market research, Yatin Suneja – Figures and estimates by Guggenheim Securities, FactSet, Evaluate Pharma.
** **April 2026**: LifeSci Capital, market research, Sam Slutsky – Survey of 21 US physicians.

inflaRx / 13

Izicopan in AAV – Capturing the opportunity

Goal: 'Rock the Boat' Scenario

- **Steroid-reducing / rapid taper label**
  - Avacopan label does not state steroid-sparing
- **Demonstrate early benefit (potentially label relevant)**
  - Early reduction of proteinuria (w4)
  - Improve eGFR (w26 / w52)
  - Improve time to remission (BVAS-0)
- **Clean label (no liver tox)**
- **Lower capsule intake or once-daily dosing**

"Steroids have much more toxicity than just infection. Steroids are incredible medicines - they help control these conditions, but used long-term and high dose cumulative use of these medications are extraordinarily toxic to the body, so you want to lower their use to zero, if possible." – interview # 2

* IFRX proprietary market research.

Key Development Improvements

Overall Goal

Increase signal delta to placebo especially during early major flare phase while demonstrating a rapid steroid tapering / reduction

Study Design Aspects

- Enrolling fast = get patients on izicopan early in the flare
  - No mandatory GC tapering before initiation of dosing
- Enrich for / allow patients with severe renal impairment
- Fix SOC remission induction treatment to rituximab
- Aggressive rapid steroid taper in treatment arm(s) tested versus standard steroid tapering in placebo arm

Development improvements to focus on izicopan advantages

GC [glucocorticoids]. **SOC** [standard of care].

InflaRx / 14

 GC indiv.  GC indiv.  Izicopan AAV Phase 2 trial – Base case / current planning stage   BVAS [Birmingham Vasculitis Assessment Score]. CYC [cyclophosphamide]. GC [glucocorticoids]. IZI [izicopan]. RTX [rituximab]. SOC [standard of care maintenance]. NGAL [neutrophil gelatinase-associated lipocalin]. MCP-1 [monocyte chemoattractant protein-1].  TEAEs [treatment emergent adverse events]. SAEs [serious adverse events]. TRAEs [treatment-related adverse events].  Arm 3:* IZI dose 1 BID + Rapid GC Taper + RTX  Arm 1: Placebo + Standard GC Taper + RTX  w 26  IZI dose 1 BID / QD + RTX  Placebo + RTX  Remission Maintenance  Remission Induction  Screening  GC indiv  2  4  6  8  10  12  14  16  18  20  0  2  4  6  8  10  12  14  16  18  20  0  Phase 2 over 12 mos with unblinded analysis for primary endpoint at wk 26 (6 mos), GC tapering according to SOC (PEXIVAS), izicopan arm rapid GC tapering within 4-6 wks  * Possibility to add an additional dosing arm with same GC tapering regimen switching to QD earlier – will depend on regulatory discussions  w 52  Arm 2: IZI dose 1 BID + Standard GC Taper + RTX  Izi dose 1 BID + RTX  2  4  6  8  10  12  14  16  18  20  0  Endpoint analyses   Primary: Safety  TEAEs, SAEs, TRAEs, infections + descriptive BVAS-0 non-inferiority week 26   Secondary efficacy focus  Early Proteinuria reduction: UACR delta ≥30% to placebo at Wk 4 (≥ 20% at w 2)  eGFR week 26 / 52  Time to BVAS-0 (clinical remission) + # of patients with BVAS-0 per early time points  Secondary other  Pharmacokinetics (PK)  Time in clinical remission 12 mos  GC infections / toxicity  Urine NGAL / MCP-1, other biomarkers  n = approximately 30-50 per arm  15

 GC indiv.  GC indiv.  Izicopan AAV Phase 3 trial – Base case / current planning stage  Arm 2: IZI dose X BID/QD + Rapid GC Taper + RTX  Arm 1: Placebo + Standard GC Taper + RTX  w 26  IZI dose X BD/QD + SOC  Placebo + SOC  Remission Maintenance  Remission Induction  Screening  2  4  6  8  10  12  14  16  18  20  0  2  4  6  8  10  12  14  16  18  20  0  Phase 3 over 12 mos with unblinded analysis including for primary endpoint, GC tapering according to SOC (PEXIVAS), izicopan arm rapid GC tapering within 4-6 wks  w 52  Endpoint Analyses Scenario I  Primary endpoint*  Non-inferiority BVAS-0 (w26 + w52)+   Superiority eGFR (w26 / 52) or time to BVAS-0  Secondary endpoints  Early proteinuria reduction: UACR (w4)  Safety : TEAEs, SAEs, TRAEs,  Time in clinical remission 12 mos  GC related infections / toxicity  QOL  Endpoint Analyses Scenario II  Primary endpoint*  Superiority eGFR week 26 / 52 or time to BVAS-0  Secondary endpoints:  Safety: TEAEs, SAEs, TRAEs, + BVAS non-inferiority week 26 / week 52  Early proteinuria reduction: UACR (w4)  Time in clinical remission 12 mos  GC related infections / toxicity  QOL   Choice of primary will depend on outcome of phase II and interaction with FDA  n = approximately 150 - 170 per arm, depending on final endpoint choice and powering   * Primary endpoint efficacy will depend on Phase 2 results; potential alternatives include absolute BVAS reduction, composite measures (BVAS + renal outcomes)  BVAS [Birmingham Vasculitis Assessment Score]. CYC [cyclophosphamide]. GC [glucocorticoids]. IZI [izicopan]. RTX [rituximab].  16

 Izicopan in AAV – Exploring potential for expedited development  Concurrent with AAV planning and in accordance with the fluid regulatory environment for avacopan, InflaRx is evaluating the feasibility of an expedited clinical and regulatory path for izicopan in AAV  Options for expedited clinical and regulatory path could include  Use of a “seamless” trial strategy for a ”one-shot” Phase 2 - 3 registrational trial approach  Seamless trial strategy could explore 2 doses in its first phase, including once-daily dosing, transitioning to a second phase focusing on one dosing regimen in the Phase 3 part  Potential to reduce time to the commercial market by 6 to 12 months  17

 Additional renal indications  Development opportunities  CONTROLLING INFLAMMATION

 C5aR proof-of-concept in AAV, other renal diseases, and broader I&I  ANCA-associated vasculitis (AAV)  Atypical hemolytic uremic syndrome (aHUS)   Immunoglobulin A nephropathy (IgAN)  Anti-C3 glomerulopathy (C3G)  nephrology  avacopan  Clinical POC for C5aR inhibitor   AAV: Approved   C3G: Phase 2 (n=22)   IgAN: Phase 2a (n=7)   aHUS: Ex-vivo (n=5)  Hidradenitis suppurativa  Chronic spontaneous urticaria  immuno-dermatology  izicopan  Phase 2a completed  Option to develop with partner  Strong preclinical POC demonstrated with C5aR inhibition  respiratory  gynecology  neurology  19

 Potential izicopan renal disease PoC basket studies  aHUS  Compelling biology with strong evidence for C5a/neutrophil–driven endothelial injury  Fast POC with clear, regulator-accepted TMA response (biomarker) endpoint with rapid efficacy readout  Izicopan: differentiated safety with no vaccination, low infection risk, oral therapy  Monotherapy potential or as add-on / rescue to anti-C5  IgAN  Accelerated approval via biomarker surrogate (proteinuria), with eGFR stabilization as confirmatory endpoint  Autoimmune disease with immune complex–driven pathology, where C5a/C5aR1 is a clearly defined key disease mechanism.  Aligned with growing adoption of complement therapies in this kidney disease  Izicopan: no vaccination required, and low infection risk compared with other complement inhibitor such as iptacopan.  C3G  Accelerated approval pathway based on biomarker surrogate (proteinuria), with eGFR stabilization as supportive endpoint.  Strong proof-of-concept data from avacopan support C5a/C5aR1 as a validated therapeutic target pathway.  Aligned with growing adoption of complement therapies in this kidney disease  Izicopan could have oral convenience, no vaccination requirement and low infection risk compared with pegcetacoplan.  A strategy to conduct studies in regions where InflaRx can rapidly generate data, including China, for a strategic advantage in indications such as IgAN, aHUS, and C3G  Large patient populations, centralized nephrology networks, and strong expertise in complement-mediated kidney disease trials  Strong potential for rapid recruitment and efficient proof-of-concept generation  aHUS [atypical hemolytic uremic syndrome]. IgAN [immunoglobulin-A nephropathy]. C3G [anti-C3 glomerulopathy].  20

 Renal indications  aHUS (atypical hemolytic uremic syndrome)  CONTROLLING INFLAMMATION

A new paradigm for aHUS: C5a likely a key driver for TMA

aHUS is a potentially life-threatening condition that causes small blood clots and organ damage

- Caused by genetic abnormalities that result in chronic uncontrolled complement activation, leading to complement-mediated **TMA (thrombotic microangiopathy)** in small blood vessels throughout the body.
- **Prevalence:** aHUS alliance Global Action estimates a prevalence rate of 6.5 per million in US, over 2,000 patients in US; rising due to more sensitive diagnostic tests. (FutureMarketInsights)
- **Treatment:** Anti C5 Abs Soliris and Ultomiris
- **Primary endpoint:** complete TMA response*. Soliris registration trial (N=20 and N=17); Ultomiris single-arm trial (N=56). TMA improvements can be detected within days to weeks.

Avacopan PoC ex vivo data suggest that the C5a/C5aR1 pathway is essential for TMA formation in aHUS patients, consistent with in-house InflaRx data

aHUS is a systemic TMA that affects multiple organs



LABORATORY FINDINGS
Microangiopathic hemolytic anemia
↓ Hemoglobin
↓ Haptoglobin
↑ LDH
Schistocytes
Thrombocytopenia
<150,000 per µL
or
>25% ↓ baseline
Complement C3
↓ or →
Others
ADAMTS13 activity: >5–10%
STEC culture/PCR: negative
Complements
Coagulation
Atypical HUS
Fibrinolysis
Kidney
↓ GFR
Proteinuria
Hematuria
Hypertension
CNS
Altered mental status
Focal neurological deficits
Seizure
GI tract
Diarrhea
Nausea/vomiting
Abdominal pain
CLINICAL MANIFESTATIONS

Figure source: Grepmed

*** Criteria for complete TMA response**

Platelet count normalization (≥150 × 10^9/l), LDH normalization (≤246 U/l), and 25% or better improvement in serum creatinine from baseline.

inflaRx / 22

aHUS: Ex vivo PoC with avacopan

Ex vivo findings in aHUS patients treated with avacopan (CCX168, n = 5)

- **Serum from Day 0:** Lead to strong platelet aggregates and C5b-9 deposition
- **Serum from Day 14 after CCX168 treatment:** Platelet aggregates were almost reduced to baseline level, while C5b-9 deposition was not impacted, suggesting C5a/C5aR1 axis but not C5b-9 playing a critical role in platelet aggregation in aHUS

InflaRx study using the same in-vitro model demonstrate that both izicopan and vilobelimab could effectively reduce thrombus formation induced by aHUS serum.

Suggesting a new pathogenesis for aHUS

I. C5a → direct EC injury → thrombogenicity
II. C5a/C5aR1 - neutrophil → enhancing EC injury

Versus the classic paradigm of MAC (C5b-9) playing the dominant role in EC injury in aHUS


Days
0 1
7
14
30mg CCX168 twice daily treatment
*Serum sample collection
+ 10′ ADP
3h serum from CCX168-treated aHUS patients; or 3h ctr serum.
3′ blood flow
Platelet aggregates
C5b-9 deposits


Platelet aggregates (pixel²×10³)
21
18
15
12
9
6
3
0
*
Day 0
Day 14
C5b-9 formed (pixel²×10³)
4
3
2
1
0
#
#
Day 0
Day 14

Aiello et al. blood advances 2022 (6)

inflaRx / 23

 Renal indications  IgA nephropathy (IgAN)  CONTROLLING INFLAMMATION

IgAN: An autoimmune condition with complement activation

IgAN is an autoimmune condition in which IgA deposits in the glomeruli of the kidneys, impacting filtration

- **Prevalence[5]:** US: ~85k; EU5: ~180k; China: ~800K; Japan: ~85k
- **IgAN is the most common cause of primary glomerulonephritis (GN)[3]**
  - It may also occur in association with other conditions, including lupus nephritis and thrombotic microangiopathy.
- **Disease course and symptoms**
  - Typically, slow-progressing; may ultimately lead to acute kidney injury and chronic kidney disease, including end-stage renal disease (ESRD)
  - Approximately 25% of patients develop ESRD over the disease course[1,2]
- **Complement activation is a key driver of kidney inflammation and injury in IgAN**, highlighting an unmet need for a safe and effective complement inhibitor to control complement-driven damage[4]
- **Iptacopan, an oral factor B inhibitor, has achieved regulatory approval**
- **Ultomiris (ravulizumab), an anti-C5 antibody, has recently demonstrated statistically significant reductions in proteinuria, meeting the primary endpoint in Phase 3 clinical studies**


Kidney
Nephron
Blood with waste
Blood without waste
Ureter
Urine exits to bladder
Glomerulus
Tubule
Filtered blood
Unfiltered blood
Collecting duct
Urine exits duct

Source: NIDDK

Sources: 1: Mayo Clinic. **2**: NIDDK. **3**: UpToDate. **4**: Duval et al. Nephrol dial transplant, 2023 (38). **5**: CDA, Clarivate, Opti-Brand PMR, Adelphi, ZS conjoint 2024, Spherix, data for year 2025.

inflaRx / 25

 Avacopan treatment  - Attenuated kidney injury    Urinary Proteinuria – uPCR ↓   - Reduced inflammation    Urinary MCP-1/creatine ↓  Proposed MOA  Inhibition of C5a/neutrophil–mediated endothelial injury and downstream inflammatory activation in the kidney  Avacopan – Blockade of C5aR1 “PoC” in Patients with IgAN  26

 Renal indications  C3 glomerulopathy (C3G)  CONTROLLING INFLAMMATION

Complement activation in C3G

C3G is a rare immune disease characterized by complement dysregulation that undermines the ability of the kidneys to perform many vital functions

- **A life-threatening kidney disease;** half of all patients with C3G ultimately have kidney failure; Kidney transplant does not cure disease; relapse is common
- **Prevalence[1]:** US ~10,000 cases; China ~32,000
- FDA approval of pegcetacoplan (2025) in C3G/IC-MPGN **set a disease-specific precedent**
  - **Proteinuria can be a primary endpoint** supported by eGFR stability and mechanistic complement biomarkers.



C3bBb
C4bC2b
a
b
C3 glomerulopathy
50 um
50 um

Alternative vs classical complement pathway activation in C3G

A predominant activation of the alternative complement pathway in C3 glomerulopathy as evidenced by C3bBb staining

Zipfel et al. Cell and Tissue Research (2021) 385

1: DRG Epidemiology Report, August 2019

inflaRx / 28

 Chemocentryx Corp Presentation 2020-Dec (Accolade Trial)  Safety   Adverse event incidence similar between the two groups  Efficacy  Rapid and sustained reduction of proteinuria  Improved kidney function (eGFR) at Week 26 after treatment (P<0.05)  Improved histological index score for disease chronicity (P<0.05)  Improvement from Baseline in UPCR  Avacopan Phase 2 data in C3G  Promising results from the avacopan Accolade Phase 2 trial  N = 22 for each group  29

 Fast PoC execution  Streamlined regulatory pathways for rare diseases, unmet needs, and strong KOL engagement support rapid enrollment  Cost efficiency  Lower clinical trial costs can improve capital efficiency and enable larger, faster PoC studies within the same budgets  Established clinical expertise and network  Strong investigator networks including key opinion leaders and city centers such as Beijing University Hospital, and population centers, support efficient recruitment and high-quality trial execution  Clear endpoint readouts  Primary readouts based on endpoint such as proteinuria reduction (UPCR), eGFR stabilization and optional biomarker profiling to confirm mechanism  Potential izicopan renal disease PoC basket studies  Izicopan has a differentiated safety and convenience profile versus other complement inhibitors, including fast onset, oral administration, no vaccination requirement, and no increased infection risk, with potential to drive improved physician adoption, patient acceptance, and treatment persistence  Fast, focused, Phase 2 PoC studies: Smaller sizes, optimized for early go/no-go decision in these rare renal indications   30

 Hidradenitis suppurativa (HS)  CONTROLLING INFLAMMATION

 FDA has acknowledged the importance of draining tunnels (dT) as a major contributor to HS disease burden  FDA supportive of development of a new endpoint in HS, the modified Hidradenitis clinical response score (mHiSCR) which, depending on validation work in a Phase 2b trial, could be used as primary endpoint in pivotal trials.   mHiSCR incorporates reduction of dT by requiring on overall 50% abscess, nodule and dT (ANdT) count reduction from baseline and separately, a 50% dT reduction from baseline as key criteria (next to no increase in abscesses and no new dT development from baseline)  InflaRx believes mHiSCR may be suitable to meaningfully control placebo response rates in HS while catering to izicopan´s MoA  Phase 2b study could provide additional insight into the clinical utility of izicopan in HS, help validate mHiSCR and dT reduction as a label relevant endpoints and establish a dose for Phase 3  HS remains a large market opportunity for izicopan: Currently further development is only envisioned in collaboration with a partner  FDA interactions indicate a viable path forward for izicopan in HS  Phase 2a data indicate izicopan has biologic-like activity within just 4 weeks of treatment, with AN count reduction and HiSCR in line with successful Phase 3 comparators, fast and deep reduction in dT, and significant improvement in pain (NRS30)  Izicopan shows promise to be a safe oral agent with biologic-like activity and a differentiated new mechanism of action  and a market potential that could exceed $1.5B per year1  1: IFRX proprietary market research, Clarivate. dT [draining tunnel].  Outcome of FDA interactions  32

 Appendix  CONTROLLING INFLAMMATION

C5a/C5aR are validated targets promoting inflammation

Targeting strong pro-inflammatory mechanisms

vilobelimab	izicopan
intravenous mAb	oral small molecule

C5



Cleavage of C5a

through complement pathway or enzymatic

C5a



strong amplifier of inflammation

C5aR



expressed on many immune cells and upregulated in many tissues under disease conditions

Anaphylatoxin C5a is upstream of the cytokine network

- Induces histamine release – can lead to anaphylactic reactions
- Boosting effect on various pro-inflammatory cytokines from various immune cells (IL-17, IL-6, IL-8, IL-1 and others)
- Drives TH1 and TH17 T-cell differentiation

Strong activator of neutrophils and macrophages

- Chemotaxis of neutrophils / macrophages / monocytes into tissue
- O_2 radical generation + granular enzyme release from neutrophils
- NETosis induction (neutrophil extracellular traps)

Essential role in many inflammatory conditions

- Acute and chronic inflammation and other conditions
- Over 6,000 publications on role in numerous diseases

InflaRx / 34

 Strong IP positions in INF904   avacopan  Among ~100 compounds synthesized with modifications to avacopan core structure in positions C3, R8 and/or R9, izicopan was selected and showed desired blocking activities and PK profile in animals.  Property  Avacopan   Izicopan  MW  581.67  653.23  cLogP  8.19  8.15  Markush Structure  Li et al. US patent No. 11,149,009 (2021.10)  izicopan  Izicopan design: Optimized avacopan backbone structure  35

 Parameter  Unit  Dose  INF904  Avacopan*  AUCinf  h.ng/ml  3 mg  285  25  10 mg  1264  130  30 mg  5956  628  AUClast  h.ng/ml  3 mg  254  23  10 mg  1117  122  30 mg  5197  557  Cmax  ng/ml  3 mg  21.5  9  10 mg  74.8  25  30 mg  289  79  tmax  hr  3 mg  3.5  1.2  10 mg  4  1.7  30 mg  5.01  1.7  In comparison to published data for avacopan, izicopan is approximately 3-fold higher in Cmax and 10-fold higher in systemic exposure (AUClast) for comparable doses (3, 10, 30 mg)  PK results from single ascending dose (SAD) Phase 1  36  Source: Bekker et al. 2016, PLoS One; 11(10): e0164646   *Please note: Avacopan data taken from Bekker et al. 2016, PLoS One; 11(10): e0164646 are superimposed in graph for orientation. Avacopan was not included as a comparator in INF904 Phase I study.

 PD MAD results confirm strong 90%+ C5a inhibition at C5a levels found in human diseases  This is differentiated from reported avacopan results which have shown approximately 50% inhibition at a lower challenge of 10nM C5a (7-day dosing – trough)**   Upon stimulation with 12.6 nM rhC5a (levels observed in disease state)  24 h  144 h (Day 6)  168 h (Day 7)  312 h (Day 13)  336 h (Day 14)  C5a (nM)  30QD  30BID  90BID  30QD  30BID  90BID  30QD  30BID  90BID  30QD  30BID  90BID  30QD  30BID  90BID  Blockade (%)   80  94  90  93  95  94  95  97  97  96  92  97  90  95  97  EC50 (nM)  35.6  106.2  145.6  52.4  134.7  160  74.2  149.0  268.2  92.4  126.3  465.7  94.6  110.9  238  izicopan 30 mg QD   izicopan 30 mg BID   izicopan 90 mg BID   C5a-mediated CD11b upregulation on neutrophils ex vivo  37  *EC50 (nM) is the half maximal effective C5a concentration ** Bekker et al. 2016, PLoSOne; 11(10): e0164646

CONTROLLING INFLAMMATION

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena, Germany

Email: IR@inflarx.com

Tel: +49-3641-508180

Fax: +49-3641-508181

www.inflarx.com